Exhibit 99.1



Alcon Independent Director Committee Notes that Novartis' Grossly Inadequate Merger Proposal Continues to Deteriorate Even in the Face of Alcon's Strong Earnings

- o ***Alcon's Strong Q1 Earnings Demonstrate Superior Growth Opportunity***
- o ***Alcon Exceeds Street Estimates 28 out of 31 Quarters Since Its IPO***
- o ***Novartis' Already Grossly Inadequate Share-Based Offer Has Worsened***

HUENENBERG, Switzerland – April 27, 2010 – The Alcon Independent Director Committee (the "Committee") reiterated today that the Novartis merger proposal to minority shareholders of Alcon is grossly inadequate and applauds Alcon for once again delivering strong earnings results for its first quarter. Alcon's Q1 2010 revenue of $1.7 billion and adjusted earnings per share of $1.91 exceeded Wall Street consensus estimates by 3.6% and 9.1%, respectively. Moreover, Alcon showed strong year-over-year growth in all business segments with Pharmaceutical, Surgical and Consumer revenue increasing 16.3%, 14.7% and 13.9%, respectively.

Thomas G. Plaskett, Chairman of the Committee, said, "Alcon's strong earnings coupled with the continuing deterioration of Novartis' share-based proposal reinforces our view that this already grossly inadequate offer is only getting worse as time goes by. The Committee feels strongly that the value that should be paid to Alcon's minority shareholders must reflect the intrinsic value of Alcon today, plus an appropriate premium for cost and revenue synergies. While the $181 that Novartis is paying Nestlé to attain a controlling position in Alcon is relevant, the fact remains that Alcon, thanks to the continuing hard work of its employees, is a superior company that consistently exceeds expectations from a financial perspective and continues to build shareholder value with every passing day."

As of April 26, 2010, the Novartis proposal of 2.8 Novartis shares for each Alcon share was valued at $145.79 per Alcon share. This value represents an approximately 19% discount to the $181 all-cash price that Novartis has agreed to pay to Nestlé for their 52% stake. Importantly, the current value of the offer represents a discount of approximately 11% to the Alcon share price one day prior to announcement and a discount of approximately 3% to the price of Alcon one month prior to announcement, as compared to median premiums paid in precedent squeeze-out transactions of approximately 16% and 21%, respectively.

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as advisors to the Committee.

Important information regarding the proposal will continue to be posted on the Committee's Web site: www.transactioninfo.com/alcon.

Media Inquiries:
Steve Lipin/Stan Neve
Brunswick Group (212) 333-3810

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

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